

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 25, 2017

Todd Kannegieter
Chief Executive Officer
VirtualArmour International, Inc.
8085 S Chester Street, Suite 108
Centennial, CO 80112

   Re: VirtualArmour International, Inc.
     Offering Statement on Form 1-A
     Filed October 10, 2017
     File No. 024-10752

Dear Mr. Kannegieter:

  We have reviewed your publicly-filed offering statement and have no further comments.

  We will consider qualifying your offering statement at your request, provided that the 21-day period provided for in Rule 252(d) under the Securities Act of 1933 has lapsed. Note also that any staff comments on the legality opinion to be filed as an exhibit to your offering statement, as well as any comments on your pending confidential treatment request under Securities Act Rule 406, will need to be resolved prior to qualification.

  In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
And Services

cc: Victoria Bantz, Esq.